SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                           INTERNATIONAL POST LIMITED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    460181100
                               ------------------
                                 (CUSIP Number)
                                    Copy to:
Mr. Edward Grinacoff                              Stephen A. Cohen, Esq.
21st Century Communications                       Morrison Cohen Singer &
  Partners, L.P.                                      Weinstein, LLP
767 Fifth Avenue, 45th Floor                      750 Lexington Avenue
New York, New York 10153                          New York, New York 10022
Telephone (212) 754-8100                          Telephone (212) 735-8600
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 AUGUST 21, 1997
--------------------------------------------------------------------------------
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space .

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following page(s))

                                   - 1 of 29 -

CUSIP
No.   460181100                       13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                          21st Century Communications Partners, L.P.
--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                    (a) //
                                                                          (b) //
--------------------------------------------------------------------------------
 3       SEC Use Only
--------------------------------------------------------------------------------
 4       Source of Funds*              WC
--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required             //
--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                           Delaware
--------------------------------------------------------------------------------
       Number of Shares Beneficially Owned By Each Reporting Person With
            --------------------------------------------------------------------
                 7       Sole Voting Power
                           779,726 shares                                  12.5%
            --------------------------------------------------------------------
                 8       Shared Voting Power
                           370,274 shares                                   5.9%
            --------------------------------------------------------------------
                 9       Sole Dispositive Power
                           779,726 shares                                  12.5%
            --------------------------------------------------------------------
                 10      Shared Dispositive Power
                           370,274 shares                                   5.9%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                1,150,000 shares
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*   //
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                           18.5%
--------------------------------------------------------------------------------
14   Type of Reporting Person*           PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 2 of 29 -

CUSIP
No.   460181100                       13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                         21st Century Communications T-E Partners, L.P.
--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                   (a)  //
                                                                         (b)  //
--------------------------------------------------------------------------------
 3   SEC Use Only
--------------------------------------------------------------------------------
 4   Source of Funds*                            WC
--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required                 //
--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                               Delaware
--------------------------------------------------------------------------------
       Number of Shares Beneficially Owned By Each Reporting Person With
            --------------------------------------------------------------------
                 7       Sole Voting Power
                           265,296 shares                                   4.3%
            --------------------------------------------------------------------
                 8       Shared Voting Power
                           884,704 shares                                  14.2%
            --------------------------------------------------------------------
                 9       Sole Dispositive Power
                           265,296 shares                                   4.3%
            --------------------------------------------------------------------
                 10      Shared Dispositive Power
                           884,704 shares                                  14.2%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                1,150,000 shares
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*   //
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                           18.5%
--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                         PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 3 of 29 -

CUSIP
No.   460181100                       13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                        21st Century Communications Foreign Partners, L.P.
--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                   (a)  //
                                                                         (b)  //
--------------------------------------------------------------------------------
 3   SEC Use Only
--------------------------------------------------------------------------------
 4   Source of Funds*                   WC
--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required                 //
--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                               Delaware
--------------------------------------------------------------------------------
       Number of Shares Beneficially Owned By Each Reporting Person With
            --------------------------------------------------------------------
                 7       Sole Voting Power
                           104,978 shares                                   1.7%
            --------------------------------------------------------------------
                 8       Shared Voting Power
                           1,045,022 shares                                16.8%
            --------------------------------------------------------------------
                 9       Sole Dispositive Power
                           104,978 shares                                   1.7%
            --------------------------------------------------------------------
                 10     Shared Dispositive Power
                           1,045,022 shares                                16.8%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                1,150,000 shares
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*   //
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                           18.5%
--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                       PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 4 of 29 -

CUSIP
No.   460181100                       13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                  Sandler Capital Management
--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                   (a)  //
                                                                         (b)  //
--------------------------------------------------------------------------------
 3   SEC Use Only
--------------------------------------------------------------------------------
 4   Source of Funds*                 WC
--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required                 //
--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                          United States
--------------------------------------------------------------------------------
       Number of Shares Beneficially Owned By Each Reporting Person With
            --------------------------------------------------------------------
                 7       Sole Voting Power
                           0 shares                                           0%
            --------------------------------------------------------------------
                 8       Shared Voting Power
                           1,221,000 shares                                19.6%
            --------------------------------------------------------------------
                 9      Sole Dispositive Power
                           0 shares                                           0%
            --------------------------------------------------------------------
                 10     Shared Dispositive Power
                           1,221,000 shares                                19.6%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                1,221,000 shares
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*   //
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                           19.6%
--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                       PN

================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 5 of 29 -

CUSIP
No.   460181100                                         13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                               Michael J. Marocco
--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                   (a)  //
                                                                         (b)  //
--------------------------------------------------------------------------------
 3   SEC Use Only
--------------------------------------------------------------------------------
 4   Source of Funds*                            WC
--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required                 //
--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                          United States
--------------------------------------------------------------------------------
       Number of Shares Beneficially Owned By Each Reporting Person With
            --------------------------------------------------------------------
                 7       Sole Voting Power
                           0 shares                                           0%
            --------------------------------------------------------------------
                 8       Shared Voting Power
                           1,376,000 shares                                22.1%
            --------------------------------------------------------------------
                 9       Sole Dispositive Power
                           0 shares                                           0%
            --------------------------------------------------------------------
                 10      Shared Dispositive Power
                           1,376,000 shares                                22.1%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                1,376,000 shares
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*   //
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                           22.1%
--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                       IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   - 6 of 29 -

CUSIP
No.   46018110                        13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                   Barry Lewis
--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                   (a)  //
                                                                         (b)  //
--------------------------------------------------------------------------------
 3   SEC Use Only
--------------------------------------------------------------------------------
 4   Source of Funds*                 WC
--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required                 //
--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                          United States
--------------------------------------------------------------------------------
       Number of Shares Beneficially Owned By Each Reporting Person With
            --------------------------------------------------------------------
                 7      Sole Voting Power
                          0 shares                                            0%
            --------------------------------------------------------------------
                 8      Shared Voting Power
                          0 shares                                            0%
            --------------------------------------------------------------------
                 9      Sole Dispositive Power
                          0 shares                                            0%
            --------------------------------------------------------------------
                 10     Shared Dispositive Power
                          0 shares                                            0%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                    0 shares
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*   //
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                              0%
--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                       IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 7 of 29 -

CUSIP
No.   46018110                        13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                 John Kornreich
--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                   (a)  //
                                                                         (b)  //
--------------------------------------------------------------------------------
 3   SEC Use Only
--------------------------------------------------------------------------------
 4   Source of Funds*                            WC
--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required                 //
--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                          United States
--------------------------------------------------------------------------------
       Number of Shares Beneficially Owned By Each Reporting Person With
            --------------------------------------------------------------------
                 7       Sole Voting Power
                           20,000 shares                                    0.3%
            --------------------------------------------------------------------
                 8       Shared Voting Power
                           1,376,000 shares                                22.1%
            --------------------------------------------------------------------
                 9       Sole Dispositive Power
                           20,000 shares                                    0.3%
            --------------------------------------------------------------------
                 10      Shared Dispositive Power
                           1,376,000 shares                                22.1%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                1,396,000 shares
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*   //
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                           22.4%
--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                       IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 8 of 29 -

CUSIP
No.   46018110                        13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                 Harvey Sandler
--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                (a)     //
                                                                      (b)     //
--------------------------------------------------------------------------------
 3   SEC Use Only
--------------------------------------------------------------------------------
 4   Source of Funds*                            WC
--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required                 //
--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                        United States
--------------------------------------------------------------------------------
       Number of Shares Beneficially Owned By Each Reporting Person With
            --------------------------------------------------------------------
                 7       Sole Voting Power
                           0 shares                                           0%
            --------------------------------------------------------------------
                 8       Shared Voting Power
                           1,376,000 shares                                22.1%
            --------------------------------------------------------------------
                 9       Sole Dispositive Power
                           0 shares                                           0%
            --------------------------------------------------------------------
                 10      Shared Dispositive Power
                           1,376,000 shares                                22.1%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                1,376,000 shares
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*   //
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                           22.1%
--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                       IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 9 of 29 -

CUSIP
No.   46018110                        13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                             Andrew Sandler
--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                   (a)  //
                                                                         (b)  //
--------------------------------------------------------------------------------
 3   SEC Use Only
--------------------------------------------------------------------------------
 4   Source of Funds*                            WC
--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required                 //
--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                          United States
--------------------------------------------------------------------------------
       Number of Shares Beneficially Owned By Each Reporting Person With
            --------------------------------------------------------------------
                 7       Sole Voting Power
                           0 shares                                           0%
            --------------------------------------------------------------------
                 8       Shared Voting Power
                           1,376,000 shares                                22.1%
            --------------------------------------------------------------------
                 9       Sole Dispositive Power
                           0 shares                                           0%
            --------------------------------------------------------------------
                 10      Shared Dispositive Power
                           1,376,000 shares                                22.1%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                1,376,000 shares
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*   //
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                           22.1%
--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                       IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  - 10 of 29 -

CUSIP
No.   46018110                        13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                Barry Rubenstein
--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                   (a)  //
                                                                         (b)  //
--------------------------------------------------------------------------------
 3   SEC Use Only
--------------------------------------------------------------------------------
 4   Source of Funds*                 WC
--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required                 //
--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                          United States
--------------------------------------------------------------------------------
       Number of Shares Beneficially Owned By Each Reporting Person With
            --------------------------------------------------------------------
                 7       Sole Voting Power
                           0 shares                                           0%
            --------------------------------------------------------------------
                 8       Shared Voting Power
                           1,150,000 shares                                18.5%
            --------------------------------------------------------------------
                 9       Sole Dispositive Power
                           0 shares                                           0%
            --------------------------------------------------------------------
                 10      Shared Dispositive Power
                           1,150,000 shares                                18.5%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                1,150,000 shares
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*   //

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                           18.5%
--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                       IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  - 11 of 29 -

CUSIP
No.   46018110                        13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                 Barry Fingerhut
--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                   (a)  //
                                                                         (b)  //
--------------------------------------------------------------------------------
 3   SEC Use Only
--------------------------------------------------------------------------------
 4   Source of Funds*                            WC
--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required                 //
--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                          United States
--------------------------------------------------------------------------------
       Number of Shares Beneficially Owned By Each Reporting Person With
            --------------------------------------------------------------------
                 7       Sole Voting Power
                           0 shares                                           0%
            --------------------------------------------------------------------
                 8       Shared Voting Power
                           1,150,000 shares                                18.5%
            --------------------------------------------------------------------
                 9       Sole Dispositive Power
                           0 shares                                            0
            --------------------------------------------------------------------
                 10      Shared Dispositive Power
                           1,150,000 shares                                18.5%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                1,150,000 shares
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*   //
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                           18.5%
--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                       IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  - 12 of 29 -

CUSIP
No.   46018110                                          13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                  Irwin Lieber
--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                   (a)  //
                                                                         (b)  //
--------------------------------------------------------------------------------
 3   SEC Use Only
--------------------------------------------------------------------------------
 4   Source of Funds*                            WC
--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required                 //
--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                          United States
--------------------------------------------------------------------------------
       Number of Shares Beneficially Owned By Each Reporting Person With
            --------------------------------------------------------------------
                 7       Sole Voting Power
                           0 shares                                           0%
            --------------------------------------------------------------------
                 8       Shared Voting Power
                           1,150,000 shares                                18.5%
            --------------------------------------------------------------------
                 9       Sole Dispositive Power
                           0 shares                                           0%
            --------------------------------------------------------------------
                 10      Shared Dispositive Power
                           1,150,000 shares                                18.5%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                1,150,000 shares
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*   //
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                           18.5%
--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                       IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  - 13 of 29 -

     This statement,  dated August 21, 1997,  constitutes Amendment No. 4 to the
Schedule 13D, dated December 21, 1994, regarding the reporting persons' ownership of common stock of International Post Limited (the "Issuer").

     The Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

     This Amendment No. 4 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the reporting persons. It shall refer only to information which has materially changed since the filing of the Schedule.

ITEM 1.   SECURITY AND ISSUER.

          (a)      Common Stock, $0.01 par value per share (CUSIP No. 46018110).

          (b)      International Post Limited
                   545 Fifth Avenue
                   New York, New York 10017


ITEM 2.   IDENTITY AND BACKGROUND

     The reporting persons are Sandler Capital Management, a registered investment adviser and a New York general partnership ("SCM"), and Harvey Sandler, Barry Lewis (through June 30, 1997), John Kornreich, Michael Marocco and Andrew Sandler (each, an "Individual", and collectively, the "Individuals"). SCM shares are held through 21st Century Communications Partners, L.P. ("21st
Century"), 21st Century Communications T-E Partners, L.P. ("T-E") and 21st Century Communications Foreign Partners, L.P. ("Foreign"), each of which is a Delaware limited partnership (collectively, the "Partnerships"). Sandler Investment Partners ("SIP") is a general partner of each of the Partnerships. SCM is the general partner of SIP. SCM also holds shares on behalf of certain managed accounts with respect to which SCM exercises investment discretion. Each Individual, through a Delaware corporation that is controlled by such Individual and that serves as a general partner of SCM, may be deemed to be a beneficial owner of the shares of the Common Stock held by the Partnerships and such managed accounts. Sandler Associates, a New York limited partnership, owns 155,000 shares of Common Stock. Each Individual is a general partner of Sandler Associates.

     1. (a) 21ST CENTURY COMMUNICATIONS PARTNERS, L.P., a limited partnership organized under the laws of the State of Delaware ("21st Century").


                                  - 14 of 29 -

        (b)  Address:
                    767 Fifth Avenue, 45th Floor
                    New York, New York 10153

        (c)  Principal Occupation:  Investments.

        (d)  No.

        (e)  No.

             Sandler Investment Partners, L.P. ("SIP") and InfoMedia Associates, Ltd. ("InfoMedia") are the general partners of 21st Century. The limited partners of 21st Century include certain other investors.

     2. (a)   21ST  CENTURY   COMMUNICATIONS  T-E  PARTNERS,   L.P.,  a  limited
partnership organized under the laws of the State of Delaware ("T-E").

        (b)  Address:
                    767 Fifth Avenue, 45th Floor
                    New York, New York 10153

        (c)  Principal Occupation:  Investments.

        (d)  No.

        (e)  No.

             SIP and InfoMedia are the general partners of T-E. The limited partners of T-E include certain other investors.

     3. (a) 21ST CENTURY COMMUNICATIONS FOREIGN PARTNERS, L.P., a limited partnership organized under the laws of the State of Delaware ("Foreign").

        (b)  Address:
                    c/o Fiduciary Trust (Cayman) Limited
                    P.O. Box 1062
                    Grand Cayman, B.W.I.

        (c)  Principal Occupation:  Investments.

        (d)  No.



                                  - 15 of 29 -

        (e)  No.

             SIP, 21st Century Management and InfoMedia are the general partners of Foreign. The limited partners of Foreign include certain other investors.

     4. (a) SANDLER CAPITAL MANAGEMENT, a registered investment adviser and a general partnership organized under the laws of the State of New York ("SCM").

        (b)  Address:
                    767 Fifth Avenue, 45th Floor
                    New York, New York 10153

        (c)  Principal Occupation:  Investments.

        (d)  No.

        (e)  No.

             Harvey Sandler, John Kornreich, Michael Marocco and Andrew Sandler each control a Delaware corporation, and these corporations are the general partners of SCM. SCM is the general partner of Sandler Investment Partners ("SIP"), which is a general partner of each of 21st Century, T-E and Foreign.

     5. (a) MICHAEL J. MAROCCO, is the sole shareholder of MJDM Corp. (Effective January 1, 1997, MJM Media Corp. transferred and assigned its interest in SCM to MJDM Corp., a Delaware corporation.)

        (b)  Address:
                    767 Fifth Avenue, 45th Floor
                    New York, New York 10153

        (c) Principal Business: General Partner of partnerships and limited partnerships engaged in the investment business.

        (d)  No.

        (e)  No.

        (f)  Citizenship:  United States.

             MJDM Corp. is a general partner of SCM, which is the general partner of SIP, a general partner of 21st Century, T-E and Foreign.



                                  - 16 of 29 -

     6. (a)  BARRY LEWIS, is the majority shareholder of EMEBE Corp.

        (b)  Address:
                      767 Fifth Avenue, 45th Floor
                      New York, New York 10153

        (c) Principal Business: General Partner of partnerships and limited partnerships engaged in the investment business.

        (d)  No.

        (e)  No.

        (f)  Citizenship:  United States.

             EMEBE Corp. was a general partner of SCM through June 30, 1997. SCM is the general partner of SIP, a general partner of 21st Century, T-E and Foreign.

     7. (a) JOHN KORNREICH is the majority shareholder of Four JK Corp.

        (b)  Address:
                    767 Fifth Avenue, 45th Floor
                    New York, New York 10153

        (c) Principal Business: General Partner of partnerships and limited partnerships engaged in the investment business.

        (d)  No.

        (e)  No.

        (f)  Citizenship:  United States.

             Four JK Corp. is a general partner of SCM, which is the general partner of SIP, a general partner of 21st Century, T-E and Foreign. J.K. Media L.P., a New York limited partnership, is controlled by John Kornreich.

         8.   (a)      HARVEY SANDLER is the sole shareholder of ARH Corp.

        (b)  Address:
                      767 Fifth Avenue, 45th Floor
                      New York, New York 10153



                                  - 17 of 29 -

        (c) Principal Occupation: General Partner of partnerships and limited partnerships engaged in the investment business.

        (d)  No.

        (e)  No.

        (f)  Citizenship:  United States.

             ARH Corp. is a general partner of SCM, which is the general partner of SIP, a general partner of 21st Century, T-E and Foreign.

     9. (a) ANDREW SANDLER is the majority member of ALSI, LLC.

        (b)  Address:
                    767 Fifth Avenue, 45th Floor
                    New York, New York 10153

        (c) Principal Occupation: General Partner of partnerships and limited partnerships engaged in the investment business.

        (d)  No.

        (e)  No.

        (f)  Citizenship: United States.

             ALSI, LLC is a general partner of SCM, which is the general partner of SIP, a general partner of 21st Century, T-E and Foreign.

    10. (a) BARRY RUBENSTEIN, a shareholder, President and director of InfoMedia.

        (b)  Address:
                    68 Wheatley Road
                    Brookville, New York 11545

        (c) Principal Occupation: General Partner of partnerships and limited partnerships engaged in the investment business.

        (d)  No.
        (e)  No.


                                  - 18 of 29 -

        (f)  United States.

             InfoMedia is a general partner of 21st Century, T-E and Foreign.

     11. (a) BARRY FINGERHUT, a shareholder, Executive Vice President and director of InfoMedia.

        (b)  Address:
                    767 Fifth Avenue
                    New York, New York 10153

        (c)  Principal Occupation: Investment adviser.

        (d)  No.

        (e)  No.

        (f)  United States.

             InfoMedia is a general partner of 21st Century, T-E and Foreign.

     12.(a) IRWIN LIEBER, a shareholder, Secretary and Treasurer and a director of InfoMedia.

        (b)  Address:
                    767 Fifth Avenue
                    New York, New York 10153

        (c) Principal Occupation: Investment adviser.

        (d)  No.

        (e)  No.

        (f)  United States.

             InfoMedia is a general partner of 21st Century, T-E and Foreign.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source of funds for the acquisition of the shares of Common Stock was the general working capital of the Partnerships, various managed accounts and the general working capital of Sandler Associates. In the aggregate 1,376,000 shares of Common Stock were acquired for a total purchase price of approximately $6,841,660.


                                  - 19 of 29 -


                                                           Number of              Purchase
                                                            Shares                  Price
                                                       -----------------     -------------------
21st Century Communications Partners, L.P.                  779,726              $3,079,825
21st Century Communications T-E Partners, L.P.              265,296               1,047,872
21st Century Communications Foreign Partners, L.P.          104,978                 414,613
Accounts Managed by SCM                                      71,000                 646,050
Sandler Associates                                          155,000               1,653,300


     In addition, J.K. Media L.P., a New York limited partnership controlled by John Kornreich, acquired 20,000 shares of Common Stock for a total purchase price of $220,000.

ITEM 4. PURPOSE OF TRANSACTION.

     The reporting persons acquired their shares for the purposes of investment.

     The reporting persons do not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

     (a) The following list sets forth the aggregate number and percentage (based on 6,226,958 shares of Common Stock outstanding as reported in the Issuer's Proxy Statement dated July 25, 1997) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of August 22, 1997:


                                          Shares of         Percentage of Shares
                                        Common Stock           of Common Stock
NAME                                 BENEFICIALLY OWNED      BENEFICIALLY OWNED
----                                 ------------------      ------------------

21st Century Communications              1,150,000  1               18.5%
Partners, L.P.

----------
      1 21st Century disclaims beneficial ownership of 265,296 shares of Common Stock owned by T-E and 104,978 shares of Common Stock owned by Foreign.

                                  - 20 of 29 -

21st Century Communications T-E          1,150,000  2               18.5%
Partners, L.P.
21st Century Communications Foreign      1,150,000  3               18.5%
Partners, L.P.
Sandler Capital Management               1,221,000  4               19.6%
Michael J. Marocco                       1,376,000  5,6             22.1%
Barry Lewis                                      0                     0%
John Kornreich                           1,396,000  5,6,7           22.4%
Harvey Sandler                           1,376,000  5,6             22.1%
Andrew Sandler                           1,376,000  5,6             22.1%
Barry Rubenstein                         1,150,000  5,8             18.5%
Barry Fingerhut                          1,150,000  5,8             18.5%
Irwin Lieber                             1,150,000  5,8             18.5%

     (b) By virtue of being the general partner of SIP and the manager of certain accounts owning shares of Common Stock with respect to which SCM exercises investment discretion, SCM may be deemed to have shared power to vote and to dispose of 1,221,000 shares of Common Stock, representing approximately 19.6% of the outstanding Common Stock.

     By virtue of being the sole shareholder of MJDM Corp. and a general partner of Sandler Associates, Michael J. Marocco may be deemed to have shared power to vote and to dispose of 1,376,000 shares of Common Stock, representing approximately 22.1% of the outstanding Common Stock.

     By virtue of being the majority shareholder of Four JK Corp. and a general partner of Sandler Associates, John Kornreich may be deemed to have shared power to vote and to dispose

--------
      2 T-E disclaims beneficial ownership of 779,726 shares of Common Stock owned by 21st Century and 104,978 shares of Common Stock owned by Foreign.

      3 Foreign disclaims beneficial ownership of 779,726 shares of Common Stock owned by 21st Century and 265,296 shares of Common Stock owned by T-E.

      4 Includes 779,726 shares of Common Stock owned by 21st Century, 265,296 shares of Common Stock owned by T-E and 104,978 shares of Common Stock owned by Foreign. SCM disclaims beneficial ownership of 71,000 shares of Common Stock held in accounts managed by SCM.

      5     The  reporting  person  disclaims   beneficial  ownership  of  these
            securities, except to the extent of his equity interest therein.

      6 Includes 779,726 shares of Common Stock owned by 21st Century, 265,296 shares of Common Stock owned by T-E, 104,978 shares of Common Stock owned by Foreign and 155,000 shares of Common Stock owned by Sandler Associates. The reporting person disclaims beneficial ownership of 71,000 shares of Common Stock held in accounts managed by SCM.

      7     Includes 20,000 shares of Common Stock owned by J.K. Media L.P.

      8 Includes 779,726 shares of Common Stock owned by 21st Century, 265,296 shares of Common Stock owned by T-E and 104,978 shares of Common Stock owned by Foreign.

                                  - 21 of 29 -
of 1,376,000 shares of Common Stock, representing approximately 22.1% of the outstanding Common Stock. By virtue of being the general partner of JK Media L.P., John Kornreich may be deemed to have sole power to vote and dispose of 20,000 shares of Common Stock, representing approximately 0.3% of the outstanding Common Stock.

     By virtue of being the sole shareholder of ARH Corp. and a general partner of Sandler Associates, Harvey Sandler may be deemed to have shared power to vote and to dispose of 1,376,000 shares of Common Stock, representing approximately 22.1% of the outstanding Common Stock.

     By virtue of being a majority member of ALSI, LLC and a general partner of Sandler Associates, Andrew Sandler may be deemed to have shared power to vote and to dispose of 1,376,000 shares of Common Stock, representing approximately 22.1% of the outstanding Common Stock.

     By virtue of being a shareholder, officer and director of InfoMedia, Barry Rubenstein may be deemed to have shared power to vote and to dispose of 1,150,000 shares of Common Stock, representing approximately 18.5% of the outstanding Common Stock.

     By virtue of being a shareholder, officer and director of InfoMedia, Irwin Lieber may be deemed to have shared power to vote and to dispose of 1,150,000 shares of Common Stock, representing approximately 18.5% of the outstanding Common Stock.

     By virtue of being a shareholder, officer and director of InfoMedia, Barry Fingerhut may be deemed to have shared power to vote and to dispose of 1,150,000 shares of Common Stock, representing approximately 18.5% of the outstanding Common Stock.

     (c) The following is a description of all transactions in the shares of Common Stock by the persons identified in Item 2 of this Schedule 13D effected from June 21, 1997 through August 22, 1997, inclusive:

                                                      Number of Shares
                                  Purchase or          of Common Stock             Purchase or
Name Of Shareholder                Sale Date         Purchased Or (Sold)           Sale Price
-------------------                ---------         -------------------           ----------

21st Century Communications
   Partners, L.P.                   8/21/97                67,800                    $3.01

                                    8/22/97               135,600                    $2.88



                                  - 22 of 29 -

21st Century Communications
   T-E Partners, L.P.               8/21/97                23,070                    $3.01

                                    8/22/97                46,140                    $2.88

21st Century Communications
   Foreign Partners, L.P.           8/21/97                 9,130                    $3.01

                                    8/22/97                18,260                    $2.88


        (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

        (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES
        OF THE ISSUER

        Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 7.01      Joint Filing Agreement

                                  - 23 of 29 -

                                    SIGNATURE

        After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this
Schedule is true, complete, and correct.

Date: September 11, 1997

                    21ST CENTURY COMMUNICATIONS PARTNERS, L.P.

                    By:    Sandler Investment Partners, L.P., general partner
                           By:   Sandler Capital Management, general partner
                                 By:   ARH Corp., general partner


                                       By:   S/ EDWARD GRINACOFF
                                             -------------------------------
                                             Name: Edward Grinacoff
                                             Title: Secretary and Treasurer


                    21ST CENTURY COMMUNICATIONS T-E PARTNERS,
                    L.P.

                    By:    Sandler Investment Partners, L.P., general partner
                           By:   Sandler Capital Management, general partner
                                 By:   ARH Corp., general partner


                                       By:   S/ EDWARD GRINACOFF
                                             -------------------------------
                                             Name: Edward Grinacoff
                                             Title: Secretary and Treasurer


                    21ST CENTURY COMMUNICATIONS FOREIGN
                    PARTNERS, L.P.

                    By:    Sandler Investment Partners, L.P., general partner
                           By:   Sandler Capital Management, general partner
                                 By:   ARH Corp., general partner


                                       By:   S/ EDWARD GRINACOFF
                                             -------------------------------
                                             Name: Edward Grinacoff
                                             Title:   Secretary and Treasurer

                                  - 24 of 29 -

                                      S/MICHAEL J. MAROCCO
                                  --------------------------------------
                                      Michael J. Marocco


                                      S/BARRY LEWIS
                                  --------------------------------------
                                      Barry Lewis


                                      S/JOHN KORNREICH
                                  --------------------------------------
                                      John Kornreich


                                      S/HARVEY SANDLER
                                  --------------------------------------
                                      Harvey Sandler


                                      S/ANDREW SANDLER
                                  --------------------------------------
                                      Andrew Sandler


                                      S/BARRY RUBENSTEIN
                                  --------------------------------------
                                      Barry Rubenstein


                                      S/IRWIN LIEBER
                                  --------------------------------------
                                      Irwin Lieber


                                      S/BARRY FINGERHUT
                                  --------------------------------------
                                      Barry Fingerhut


                                  - 25 of 29 -

                                   SANDLER CAPITAL MANAGEMENT

                                   By:   ARH Corp.

                                         By:   S/ EDWARD GRINACOFF
                                               -----------------------------
                                               Name: Edward Grinacoff
                                               Title: Secretary and Treasurer



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                                  - 26 of 29 -

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act, as amended, the undersigned hereby agree to the joint filing on behalf of each of them on a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.01 per share, of International Post Limited and that this Agreement be included as an Exhibit to such joint filing.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 11th day of September, 1997. 21ST CENTURY COMMUNICATIONS PARTNERS, L.P.

                    By:    Sandler Investment Partners, L.P., general partner
                           By:   Sandler Capital Management, general partner
                                 By:   ARH Corp., general partner

                                       By:   S/ EDWARD GRINACOFF
                                             -------------------------------
                                             Name:  Edward Grinacoff
                                             Title:  Secretary and Treasurer


                    21ST CENTURY COMMUNICATIONS T-E PARTNERS,
                    L.P.

                    By:    Sandler Investment Partners, L.P., general partner
                           By:   Sandler Capital Management, general partner
                                 By:   ARH Corp., general partner

                                       By:   S/ EDWARD GRINACOFF
                                             -------------------------------
                                             Name:  Edward Grinacoff
                                             Title:  Secretary and Treasurer


                    21ST CENTURY COMMUNICATIONS FOREIGN
                    PARTNERS, L.P.

                    By:    Sandler Investment Partners, L.P., general partner
                           By:   Sandler Capital Management, general partner
                                 By:   ARH Corp., general partner

                                       By:   S/ EDWARD GRINACOFF
                                             -------------------------------
                                             Name:  Edward Grinacoff
                                             Title:  Secretary and Treasurer

                                  - 27 of 29 -

                                      S/MICHAEL J. MAROCCO
                                  --------------------------------------
                                      Michael J. Marocco


                                      S/BARRY LEWIS
                                  --------------------------------------
                                      Barry Lewis


                                      S/JOHN KORNREICH
                                  --------------------------------------
                                      John Kornreich


                                      S/HARVEY SANDLER
                                  --------------------------------------
                                      Harvey Sandler


                                      S/ANDREW SANDLER
                                  --------------------------------------
                                      Andrew Sandler


                                      S/BARRY RUBENSTEIN
                                  --------------------------------------
                                      Barry Rubenstein


                                      S/IRWIN LIEBER
                                  --------------------------------------
                                      Irwin Lieber


                                      S/BARRY FINGERHUT
                                  --------------------------------------
                                      Barry Fingerhut




                                  - 28 of 29 -

                    SANDLER CAPITAL MANAGEMENT

                    By:    ARH Corp.

                                 By:   S/ EDWARD GRINACOFF
                                       -------------------------------
                                       Name:  Edward Grinacoff
                                       Title:  Secretary and Treasurer

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                                  - 29 of 29 -